UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

74734M109**

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares, each 2 representing 3 Class A ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74734M109	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustbridge Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,751,872[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,751,872[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,872[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%[2]
12	TYPE OF REPORTING PERSON PN

[1]	Includes (i) 3,841,248 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), (ii) 576,495 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York, (iii) 73,505 ADSs managed by TB Alternative on behalf of the LICR Fund, Inc. (“LICR”), and (iv) 10,000 ADSs managed by TB Alternative on behalf of the Rock Creek Hong Yun Fund SP. (“RC”). TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.
[2]	Percentage ownership reported based on 188,890,921 ordinary shares represented by the Issuer as outstanding as of December 31, 2013, which includes 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares.

CUSIP No. 74734M109	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,751,872[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,751,872[3]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,872[3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%[4]
12	TYPE OF REPORTING PERSON PN

[3]	Includes (i) 3,841,248 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), (ii) 576,495 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York, (iii) 73,505 ADSs managed by TB Alternative on behalf of the LICR Fund, Inc. (“LICR”), and (iv) 10,000 ADSs managed by TB Alternative on behalf of the Rock Creek Hong Yun Fund SP. (“RC”). TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.
[4]	Percentage ownership reported based on 188,890,921 ordinary shares represented by the Issuer as outstanding as of December 31, 2013, which includes 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares.

CUSIP No. 74734M109	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,751,872[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,751,872[5]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,872[5]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%[6]
12	TYPE OF REPORTING PERSON* PN

[5]	Includes (i) 3,841,248 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), (ii) 576,495 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York, (iii) 73,505 ADSs managed by TB Alternative on behalf of the LICR Fund, Inc. (“LICR”), and (iv) 10,000 ADSs managed by TB Alternative on behalf of the Rock Creek Hong Yun Fund SP. (“RC”). TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.
[6]	Percentage ownership reported based on 188,890,921 ordinary shares represented by the Issuer as outstanding as of December 31, 2013, which includes 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares.

CUSIP No. 74734M109	SCHEDULE 13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Alternative Assets Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,751,872[7]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,751,872[5]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,751,872[5]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%[8]
12	TYPE OF REPORTING PERSON* PN

[7]	Includes (i) 3,841,248 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”), (ii) 576,495 ADSs managed by TB Alternative Assets Ltd. (“TB Alternative”) on behalf of the Trustees of Columbia University in the City of New York, (iii) 73,505 ADSs managed by TB Alternative on behalf of the LICR Fund, Inc. (“LICR”), and (iv) 10,000 ADSs managed by TB Alternative on behalf of the Rock Creek Hong Yun Fund SP. (“RC”). TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited.
[8]	Percentage ownership reported based on 188,890,921 ordinary shares represented by the Issuer as outstanding as of December 31, 2013, which includes 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares.

CUSIP No. 74734M109	SCHEDULE 13G	Page 6 of 10 Pages

Item 1(a)	Name of Issuer:
Qihoo 360 Technology Co. Ltd. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China
Item 2(a)	Name of Person Filing:
TB Partners GP Limited, which is the controlling person of TB Partners GP3, L.P., which is the controlling person of Trustbridge Partners III, L.P.

TB Alternative Assets Ltd., which is an affiliate of TB Partners GP Limited.
Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship
	1 Trustbridge Partners III, L.P.	Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
	2 TB Partners GP3 L.P.	87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002

	3 TB Partners GP Limited	87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002

	4 TB Alternative Assets Ltd.	190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

The address of the principal business office for each of TB Alternative Assets Ltd. is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands
Item 2(c)	Citizenship
Trustbridge Partners III, L.P — Cayman Islands

TB Partners GP3, L.P. — Cayman Islands

TB Partners GP Limited — Cayman Islands

TB Alternative Assets Ltd. — Cayman Islands
Item 2(d)	Title of Class of Securities:
Ordinary shares, par value US$0.001

American Depositary Shares
Item 2(e)	CUSIP Number:
74734M109
Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

CUSIP No. 74734M109	SCHEDULE 13G	Page 7 of 10 Pages

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Trustbridge Partners III, L.P.	6,751,872 ordinary shares	3.6%	6,751,872 ordinary shares	0	6,751,872 ordinary shares	0
TB Partners GP3, L.P.	6,751,872 ordinary shares	3.6%	6,751,872 ordinary shares	0	6,751,872 ordinary shares	0
TB Partners GP Limited	6,751,872 ordinary shares	3.6%	6,751,872 ordinary shares	0	6,751,872 ordinary shares	0
TB Alternative Assets Ltd.	6,751,872 ordinary shares	3.6%	6,751,872 ordinary shares	0	6,751,872 ordinary shares	0

The percentage ownership reported based on 188,890,921 ordinary shares represented by the Issuer as outstanding as of December 31, 2013, which includes 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares.

TB Partners GP Limited is the controlling person of TB Partners GP3, L.P., which is the controlling person of Trustbridge Partners III, L.P. TB Alternative Assets Ltd. is an affiliate of TB Partners GP Limited.

Pursuant to Section 13(d) of the Act, each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative Assets Ltd. may be deemed the beneficial owner of the Class A ordinary shares of the Issuer held by Trustbridge Partners III, L.P. Pursuant to Rule 13d-4 of the Act, each of each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative Assets Ltd. disclaims beneficial ownership of the Class A ordinary shares held by Trustbridge Partners III, L.P. except to the extent of their pecuniary interests therein.

Pursuant to Section 13(d) of the Act, each of TB Partners GP Limited, TB Partners GP3, L.P., Trustbridge Partners III, L.P. and TB Alternative Assets Ltd. may be deemed the beneficial owner of the Class A ordinary shares of the Issuer managed by TB Alternative Assets Ltd. on behalf of the Trustees of Columbia University in the City of New York, LICR Fund, Inc. and Rock Creek Hong Yun Fund SP. Pursuant to Rule 13d-4 of the Act, each of each of TB Partners GP Limited, TB Partners GP3, L.P., Trustbridge Partners III, L.P. and TB Alternative Assets Ltd. disclaims beneficial ownership of the Class A ordinary shares held by the Trustees of Columbia University in the City of New York, LICR Fund, Inc. and Rock Creek Hong Yun Fund SP except to the extent of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

CUSIP No. 74734M109	SCHEDULE 13G	Page 8 of 10 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security BeingReported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74734M109	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 12, 2014

TRUSTBRIDGE PARTNERS III, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP3, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP LIMITED

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB ALTERNATIVE ASSETS LTD.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

CUSIP No. 74734M109	SCHEDULE 13G	Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement